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TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com
April 1, 2024
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Ms. Aisha Adegbuyi
Attorney Advisor
Re:      Bowhead Specialty Holdings Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 5, 2024
CIK No. 0002002473
Dear Ms. Adegbuyi:
On behalf of our client Bowhead Specialty Holdings Inc. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 21, 2024 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 5, 2024.
Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Amendment No. 2”).
The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment No. 2. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment No. 2.

Ms. Aisha Adegbuyi
Securities and Exchange Commission
April 1, 2024

Prospectus Summary
Who We Are, page 1
1.We note your responses to prior comments 6 and 14, which indicate that you are still engaged in ongoing negotiations regarding arrangements with AmFam and will provide discussion of new contractual terms in a future filing once agreed upon. However, given that you appear to be operating under current arrangements or terms during the historical financial statement periods presented in the filing, we reissue these comments in part. To the extent that your agreements with AmFam and other parties have not concluded at the time you make a public filing, revise your disclosures to provide a more fulsome discussion of the contractual terms and rights between you and AmFam under your current arrangement and quantify any related financial statement impacts for each period presented. For example, discussion should include, but not be limited to, fee terms, whether any authority parameters exist, how decisions are made, details of any termination provisions, and whether there is a right of refusal or denial by either entity.
The Company revised the disclosure on pages 46, 107 and 108 to provide a discussion of the new contractual terms with AmFam in response to the Staff’s comment.
Our Structure, page 9
2.We note your response to prior comment 10. Based on your response, revise your disclosure to indicate the current term of your agreement with American Family prior to any public filing of this draft registration statement. To the extent that negotiations with American Family have not concluded by that time, revise your disclosure, including in the risk factors to discuss the negotiations with American Family and the possible implications if the parties cannot reach an agreement.
The Company revised the disclosure on page 107 in response to the Staff’s comment to indicate the current term of its agreement with AmFam. The Company respectfully advises the Staff that the Company’s new contractual terms with AmFam have substantially been negotiated and therefore the Company also revised the disclosure on pages 46, 107 and 108 to provide a discussion of such terms.
Summary of Risk Factors, page 10
3.We note your response to prior comment 13. Revise the bullet points in this section to better introduce the risk factors you discuss in the main risk factors section. For instance, the final bullet point on page 11 should identify your controlling shareholder, and the key parties that exert influence over that shareholder.
The Company revised the disclosure on pages 11 and 12 in response to the Staff’s comment.

Ms. Aisha Adegbuyi
Securities and Exchange Commission
April 1, 2024

Risk Factors
We could be adversely affected by the loss of one or more key personnel..., page 30
4.We note your response to prior comment 20 and reissue. Revise this risk factor to discuss the extent to which your key personnel, including those representing key lines of business and your claims processing, are covered by employment or non-compete contracts. Revise your discussion in an appropriate portion of your business or management's discussion sections to discuss the extent to which management has a policy to enter into contractual arrangements with key employees to minimize the risk of disruption to your business in the event of a key employee's departure.
The Company revised the disclosure on page 34 in response to the Staff’s comment.
BIHL, an entity owned by our Pre-IPO Investors ..., page 42
5.We note your response to prior comment 12. Revise this risk factor, including its heading, or add a new risk factor to discuss the fact that BIHL's main shareholders often engage in related businesses, and are not restricted in competing with Bowhead.
The Company revised the disclosure on page 46 in response to the Staff’s comment.
Business
Competition, page 83
6.We note your response to prior comment 26. Please revise your disclosure on this page to include the criteria you used to identify these companies as your competitors to give potential investors a more detailed understanding of how you identified the listed companies, or advise.
The Company revised the disclosure on page 88 in response to the Staff’s comment.
Regulation
IRIS Ratios, page 89
7.We note your response to prior comment 28. To the extent that you continue to have results outside the normal range as of 2023, please tell us the specific areas that fell outside the normal range, with particular attention to any areas that fell outside the range for both 2022 and 2023. Supplement that response with an explanation of how management chose to discuss Bowhead's risk exposure in its discussion of the business financial condition in discussing its 2023 financial condition.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that in 2023 there were three IRIS ratios that were outside the normal range for the Company’s insurance company subsidiary, Bowhead Insurance Company, Inc. (“BICI”): 1) Change in Net Premiums Written, 2) Surplus Aid to Policyholders’ Surplus and 3) and Gross Change in Policyholders’ Surplus. In 2022, there were three IRIS ratios that were outside the normal range for BICI: 1) Change in Net Premiums Written, 2) Investment Yield and 3) Gross Change in Policyholders’ Surplus. The Company analyzed the risks that NAIC associates with each of

Ms. Aisha Adegbuyi
Securities and Exchange Commission
April 1, 2024

those IRIS ratios and analyzed BICI’s specific risk exposure with respect to each such IRIS ratio. Management concluded, as detailed further below, that BICI’s out-of-range IRIS ratios in 2023 and 2022 were principally a result of BICI’s sustained rapid growth and were not indicators of underlying business risk or volatility of the kind that the IRIS system was developed to provide potential early warning.
BICI’s IRIS ratio for Change in Net Premiums Written for 2023 was 37% and for 2022 was 61%, as compared to the NAIC’s usual range of -33% to +33%. NAIC’s explanation of this IRIS ratio is as follows: “Material changes in net premiums written could indicate a lack of stability in the insurer’s operations and/or management. A large increase in premiums may indicate entry into new lines of business or geographic locations. In addition, such an increase in premiums may be a sign that the insurer is attempting to increase cash flow in order to meet current loss payments.” BICI received its Certificate of Authority from the Wisconsin Office of the Commissioner of Insurance, which authorized BICI to transact business effective December 18, 2020. The Company believes the out-of-range IRIS ratio results for 2023 and 2022 were due to BICI’s sustained rapid growth during its early years of operations. BICI’s significant increases in net written premiums in its early years of operations were not a result of attempts to increase cash flow to meet current loss payments.
BICI’s Surplus Aid to Policyholders’ Surplus for 2023 was 16%, as compared to the NAIC’s usual range of less than 15%. NAIC’s explanation of this IRIS ratio is as follows: “The use of surplus aid reinsurance treaties may be an indication that company management believes policyholders’ surplus to be inadequate. Additionally, the continued solvency of insurers with a large portion of policyholders’ surplus resulting from surplus aid may depend on the continuing participation in the treaty with the reinsurer.” Similar to the IRIS ratio results for Change in Net Premiums Written, the Company believes the out-of-range IRIS ratio for 2023 for Surplus Aid to Policyholders’ Surplus was due to BICI’s continued rapid growth in 2023, one of its early years of operations, and management believes BICI’s policyholders’ surplus to be adequate. While BICI expects to continue to maintain the reinsurance treaty composition as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Reinsurance” in the Amendment No. 2, the Company believes it appropriately characterizes the risk of BICI’s not being able to continue its participation in certain treaties with its reinsurers under “Risk Factors—Risks Related to Our Business and Industry—We may be unable to continue purchasing third-party reinsurance in amounts we desire on commercially acceptable terms or on terms that adequately protect us, and this inability may materially adversely affect our business, financial condition and results of operations” in the Amendment No. 2.
BICI’s Gross Change in Policyholders’ Surplus for 2023 was 76% and for 2022 was 80%, as compared to the NAIC’s usual range of -10% to +50%. NAIC’s explanation of this IRIS ratio is as follows: “The Gross Change in Policyholders’ Surplus ratio is the ultimate measure of improvement or deterioration in the insurer’s financial condition during the year. The lower range (-10 percent) is set more conservatively since a decrease in policyholders’ surplus is a cause for concern. The upper range (50 percent) is used because a number of insolvent insurers report dramatic increases in policyholders’ surplus prior to insolvency. Large increases in

Ms. Aisha Adegbuyi
Securities and Exchange Commission
April 1, 2024

policyholders’ surplus may be an indication of instability and may sometimes be related to the shifting of capital from other companies within a group, significant growth, or mergers and acquisitions.” Similar to the IRIS ratio results discussed above, the Company believes the out-of-range IRIS ratio for Gross Change in Policyholders’ Surplus for 2023 was due to BICI’s sustained rapid growth during its early years of operations, which resulted in strong growth in policyholders’ surplus. BICI’s significant increases in policyholders’ surplus were not the result of shifting capital from other entities to BICI.
Finally, BICI’s Investment Yield for 2022 was 1.6%, as compared to the NAIC’s usual range of greater than 2.0% and less than 5.5%. NAIC’s explanation of this IRIS ratio is as follows: “The Investment Yield ratio provides the percentage of annual income on an investment portfolio.” Similar to the IRIS ratio results discussed above, the Company believes the out-of-range IRIS ratio for Investment Yield was due to BICI’s rapid growth in 2022, one of BICI’s early years of operations (i.e., with the growth of written premiums and premium receipts, new funds were being invested in 2022), rather than due to inadequate yields on BICI’s investments. BICI’s Investment Yield for 2023 is now in the normal range as a result of its higher average balance of investments during the year ended December 31, 2023 and higher yields on invested assets due to higher interest rates. The Company believes it adequately accounts for future interest rate risks under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk” in the Amendment No. 2.
* * * * *

Ms. Aisha Adegbuyi
Securities and Exchange Commission
April 1, 2024

Please contact me at (212) 735-2573 or Dwight.Yoo@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Dwight S. Yoo
cc:         Christian Windsor, Securities and Exchange Commission
Cara Lubit, Securities and Exchange Commission
Robert Klein, Securities and Exchange Commission
Stephen Sills, Chief Executive Officer, Bowhead Specialty Holdings Inc.
Brad Mulcahey, Chief Financial Officer, Bowhead Specialty Holdings Inc.
H. Matthew Crusey, General Counsel, Bowhead Specialty Holdings Inc.
Todd E. Freed, Skadden, Arps, Slate, Meagher & Flom LLP
Laura Kaufman Belkhayat, Skadden, Arps, Slate, Meagher & Flom LLP
Marc D. Jaffe, Latham & Watkins LLP
Erika L. Weinberg, Latham & Watkins LLP
Gary D. Boss, Latham & Watkins LLP